Securities Act Registration No. 333 -20635

Investment Company Act Registration No. 811 -08037

FORM N-1A

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.___

☐

Post-Effective Amendment No.   96

☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY

ACT OF 1940

Amendment No.   97

☒

ADVISORONE FUNDS

 17605 Wright Street Omaha, NE 68130(402) 493-3313

 Brian Nielsen, Secretary

Copies to:

James Ash, Esq	JoAnn Strasser,Esq.
Senior Vice President	Thompson Hine LLP
Gemini Fund Services, LLC	41 South High Street, Suite 1700
80 Arkay Drive, Suite 110	Columbus, Ohio 43215
Hauppauge, New York 11788-0132

It is proposed that this filing will become effective:

[X]	immediately upon filing pursuant to Rule 485, paragraph (b)
[ ]	On pursuant to Rule 485, paragraph (b)
[ ]	60 days after filing pursuant to Rule 485, paragraph (a) (i)
[ ]	on [date] pursuant to Rule 485, paragraph (a) (i)
[ ]	75 days after filing pursuant to Rule 485, paragraph (a) (ii)
[ ]	pursuant to Rule 485, paragraph (a) (ii)
[ ]	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

If appropriate, check the following box:

☐  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Amendment is being filed solely for the purpose of amending Item 28 and filing the following exhibits to this Registration Statement:

Investment Advisory Agreement, dated April 9, 2014, as amended July 15, 2014 by and between CLS Investments, LLC (“CLS”) and the Trust on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund) ), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio

99.28. (d)(1)

Underwriting Agreement by and between Northern Lights Distributors, LLC and the Trust dated November 10, 2012, as amended November 3, 2014 on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio

99.28. (e)(1)

Custody Agreement dated September 1, 2010, as amended November 3, 2014, by and between Fifth Third Bank and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund) and CLS Shelter Fund (formerly Shelter Fund)

99.28. (g)(1)

Fund Services Agreement dated January 1, 2010, as amended November 3, 2014 by and between Gemini Fund Services, LLC and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund) CLS Shelter Fund (formerly Shelter Fund), Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income Portfolio and Shelter VI Portfolio

99.28. (h) (2)

Fee Waiver Agreement dated November 3, 2014 by and between CLS and the Trust, on behalf of CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio

99.28. (h)(5)

Consulting Agreement dated December 16, 2008, as amended November 3, 2014 by and between Northern Lights Compliance Services, LLC and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income Portfolio and Shelter VI Portfolio

99.28. (h)(6)

Amended and Restated Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 dated April 24, 2014 as amended November 3, 2014 with respect to Class C shares of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), Class A shares of the Horizon Active Asset Allocation Fund and Horizon Active Risk Assist Fund, Premium Class shares of the Milestone Treasury Obligations Fund, Portfolio shares of the Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio and Shelter VI Portfolio

99.28. (m)(3)

Shareholder Services Plan dated November 3, 2014 on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund)

99.28. (m)(4)

Rule 18f-3 Plan for Multiple Classes of Shares dated April 24, 2014, as amended November 3, 2014	99.28. (n)(1)

Power of Attorney with respect to Officer, Brian Curley	99.28. (q)(2)

AdvisorOne Funds

PART C

OTHER INFORMATION

ITEM 28.

 EXHIBITS.

(a)

Articles of Incorporation. Name change amendment to the Declaration of Trust of AdvisorOne Funds (formerly the Orbitex Group of Funds) (the “Trust”), previously filed in Post-Effective Amendment No. 19 on July 1, 2003, is incorporated herein by reference; Declaration of Trust, dated December 13, 1996, previously filed in the Registration Statement on January 29, 1997, is incorporated herein by reference.

(b)	By-Laws. By-Laws of the Trust previously filed in the Registration Statement on January 29, 1997 are incorporated herein by reference.
(c)	Instruments Defining Rights of Security Holders. None other than the Declaration of Trust and By-Laws of the Trust.
(d)

Investment Advisory Contracts.

(1)

Investment Advisory Agreement, dated April 9, 2013, as amended July 15, 2014 by and between CLS Investments, LLC (“CLS”) and the Trust on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund) ), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio is filed herewith. (2)

(2)

Investment Advisory Agreement, dated December 15, 2011, as amended April 24, 2014 by and between Horizon Investments, LLC (“Horizon”) and the Trust, on behalf of the Horizon Active Asset Allocation Fund, Horizon Active Income Fund and Horizon Active Risk Assist Fund previously filed in Post-Effective Amendment No. 90 on August 7, 2014, is incorporated herein by reference.

(e)

Underwriting Contracts.

(1) Underwriting Agreement by and between Northern Lights Distributors, LLC and the Trust dated November 10, 2012, as amended November 3, 2014 on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio is filed herewith.

(2) Underwriting Agreement dated November 10, 2012, as amended April 24, 2014, between Northern Lights Distributors, LLC and the Trust, on behalf of the Horizon Active Asset Allocation Fund, Horizon Active Income Fund and Horizon Active Risk Assist Fund previously filed in Post-Effective Amendment No. 90 on August 7, 2014, is incorporated herein by reference.

(f)	Bonus or Profit Sharing Contracts. None.
(g)

Custodial Agreements.

(1)

Custody Agreement dated September 1, 2010, as amended November 3, 2014, by and between Fifth Third Bank and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund) and CLS Shelter Fund (formerly Shelter Fund) is filed herewith.

(2)

Global Custody Addendum dated September 1, 2010 by and between Fifth Third Bank and the Trust previously filed in Post-Effective Amendment No. 51 on August 31, 2010, is incorporated herein by reference.

(3)

Amendment to the Custody Agreement dated October 16, 2013 by and between Fifth Third Bank and the Trust to add the Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio and Shelter VI Portfolio to be filed by subsequent amendment.

(4)

Custody Agreement by and between Bank of New York Mellon and the Trust, on behalf of the Milestone Treasury Obligations Fund, previously filed on Form N-14 of the Registrant on October 25, 2011, is incorporated herein by reference.

(5)

Custody Agreement dated December 15, 2011 as amended April 24, 2014 by and between MUFG Union Bank, N.A. (f/k/a Union Bank, N.A.) and the Trust, on behalf of the Horizon Active Asset Allocation Fund, Horizon Active Income Fund and Horizon Active Risk Assist Fund previously filed in Post-Effective Amendment No. 88 on August 1, 2014, is incorporated herein by reference.

(h)

Other Material Contracts.

(1)

Fund Services Agreement dated January 1, 2010 as amended November 3, 2014, by and between Gemini Fund Services, LLC and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund) CLS Shelter Fund (formerly Shelter Fund), Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income Portfolio and Shelter VI Portfolio previously filed in Post-Effective Amendment No. 51 on August 31, 2010, is filed herewith.

(2)

Fund Services Agreement dated December 15, 2011 by and between Gemini Fund Services, LLC and the Trust, on behalf of the Milestone Treasury Obligations Fund, previously filed in Post-Effective Amendment No. 62 on March 15, 2012 is incorporated herein by reference.

(3)

Fund Services Agreement dated December 15, 2011, as amended April 24, 2014, by and between Gemini Fund Services, LLC and the Trust, on behalf of the Horizon Active Asset Allocation Fund, Horizon Active Income Fund and Horizon Active Risk Assist Fund previously filed in Post-Effective Amendment No. 90 on August 7, 2014, is incorporated herein by reference.

(4)

Fee Waiver Agreement dated November 3, 2014 by and between CLS and the Trust, on behalf of CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio is filed herewith.

(5)

Fee Waiver Agreement dated December 15, 2011, as amended April 24, 2014, by and between Horizon and the Trust, on behalf of the Horizon Active Asset Allocation Fund, Horizon Active Income Fund and Horizon Active Risk Assist Fund previously filed in Post-Effective Amendment No. 90 on August 7, 2014, is incorporated herein by reference.

(6)

Consulting Agreement dated December 16, 2008, as amended November 3, 2014 by and between Northern Lights Compliance Services, LLC and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income Portfolio and Shelter VI Portfolio is filed herewith.

(7)

Consulting Agreement dated December 15, 2011, as amended April 24, 2014 by and between Northern Lights Compliance Services, LLC and the Trust, on behalf of the Horizon Active Asset Allocation Fund, Horizon Active Income Fund and Horizon Active Risk Assist Fund previously filed in Post-Effective Amendment No. 90 on August 7, 2014, is incorporated herein by reference.

(i)	Legal Opinion. (1) Opinion of Thompson Hine LLP previously filed in Post-Effective Amendment No. 88 on August 1, 2014, is incorporated herein by reference.
(j)	Other Opinions. None.
(k)	Omitted Financial Statements. None.
(l)

Initial Capital Agreements. Form of Shareholder Subscription Agreement by and between Orbitex Management, Inc. and the Trust on behalf of each Fund, previously filed in Pre-Effective Amendment No. 2 to the Registration Statement dated September 26, 1997, is incorporated by reference.

(m)

Shareholder Services Plan.

(1)

Shareholder Services Plan dated September 23, 2011 on behalf of the Milestone Treasury Obligations Fund previously filed in Post-Effective Amendment No. 61 on February 6, 2012, is incorporated herein by reference.

(2)

Shareholder Services Plan dated April 24, 2014 on behalf of the Horizon Active Asset Allocation Fund, Horizon Active Income Fund and Horizon Active Risk Assist Fund previously filed in Post-Effective Amendment No. 88 on August 1, 2014, is incorporated herein by reference.

(3)

Amended and Restated Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 dated April 24, 2014, as amended November 3, 2014 with respect to Class C shares of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), Class A shares of the Horizon Active Asset Allocation Fund and Horizon Active Risk Assist Fund, Premium Class shares of the Milestone Treasury Obligations Fund, Portfolio shares of the Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio and Shelter VI Portfolio is filed herewith.

(4)

Shareholder Services Plan dated November 3, 2014 on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund) is filed herewith.

(n)	Rule 18f-3 Plan. (1) Rule 18f-3 Plan for Multiple Classes of Shares dated April 24, 2014, as amended November 3, 2014 is filed herewith.
(p) (q)

Code of Ethics.

(2)

Code of Ethics of AdvisorOne Funds revised on June 23, 2006, previously filed in Post-Effective Amendment No. 37 on June 28, 2006, is incorporated herein by reference.

(3)

Code of Ethics of NorthStar Financial Services Group, LLC, applicable to CLS Investments, LLC and Northern Lights Distributors, LLC dated April 1, 2013 previously filed in Post-Effective Amendment No. 74 on July 8, 2013 is incorporated herein by reference.

(4)

 Code of Ethics of Horizon previously filed in Post-Effective Amendment No. 43 on February 11, 2009, is incorporated herein by reference.

Powers of Attorney.

(1)

Powers of Attorney with respect to Trustees and Officers of the Trust previously filed in Post-Effective Amendment No. 62 on March 15, 2012, in Post-Effective Amendment No. 65 filed on August 28, 2012 and in Post-Effective Amendment No. 68 filed on December 26, 2012 are incorporated herein by reference.

(2)

Power of Attorney with respect to Officer, Brian Curley, is filed herewith.

ITEM 29.

PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND.

CLS Investments, LLC (formerly known as CLS Investment Firm, LLC and Clarke Lanzen Skalla Investment Firm, LLC), the investment adviser for the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio, and Milestone Treasury Obligations Fund; Northern Lights Distributors, LLC, the principal underwriter of each of the AdvisorOne Funds; Gemini Fund Services, LLC, the transfer agent, fund accountant and fund administrator for each of the AdvisorOne Funds, and Northern Lights Compliance Services, LLC, providing compliance services to each of the AdvisorOne Funds, are each Nebraska limited liability companies and wholly owned subsidiaries of NorthStar Financial Services Group, LLC, a Nevada limited liability company.

ITEM 30.

INDEMNIFICATION.

Reference is made to the Registrant's Underwriting Agreement dated the 10th day of November 2012.

The Underwriting Agreement provides that the Registrant agrees to indemnify, defend and hold Northern Lights Distributors, LLC (NLD), its several officers and managers, and any person who controls NLD within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which NLD, its officers and managers, or any such controlling persons, may incur under the Securities Act, the 1940 Act, or common law or otherwise, arising out of or based upon: (i) any untrue statement, or alleged untrue statement, of a material fact required to be stated in either any Registration Statement or any Prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any Registration Statement or any Prospectus or necessary to make the statements in any of them not misleading, (iii) the Registrant’s  failure to maintain an effective Registration statement and Prospectus with respect to Shares of the Funds that are the subject of the claim or demand, (iv)  the Registrant’s failure to provide NLD with advertising or sales materials to be filed with the FINRA on a timely basis or use of marketing materials that are false or misleading (v) Registrant’s failure to properly register Fund shares under applicable state laws, or  (vi) actions taken by NLD resulting from NLD’s reliance on instructions received from an officer, agent or legal counsel of the Registrant.  The Registrant’s agreement to indemnify NLD, its officers or managers, and any such controlling person will not be deemed to cover any such claim, demand, liability or expense to the extent that it arises out of or is based upon: (i) any such untrue statement, alleged untrue statement, omission or alleged omission made in any Registration Statement or any Prospectus in reliance upon information furnished by NLD, its officers, managers or any such controlling person to the Fund or its representatives for use in the preparation thereof, or (ii) willful misfeasance, bad faith or gross negligence in the performance of NLD’s duties, or by reason of NLD’s reckless disregard of its obligations and duties under the Underwriting Agreement.

Reference is made to Article VI of the Registrant’s Amended Declaration of Trust previously in the Registration Statement on January 29, 1997.

The Registrant will indemnify its Trustees and officers to the extent permitted by law. Indemnification may not be made if the Trustee or officer has incurred liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties in the conduct of his office ("Disabling Conduct"). The means of determining whether indemnification shall be made are (1) a final decision on the merits by a court or other body before whom the proceeding is brought that the Trustees or officer was not liable by reason of Disabling Conduct, or (2) in the absence of such a decision, a reasonable determination, based on a review of the facts, that the Trustee or officer was not liable by reason of Disabling Conduct. Such latter determination may be made either by (a) vote of a majority of Trustees who are neither interested persons (as defined in the Investment Company Act of 1940) nor parties to the proceeding or (b) independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the Trustee or officer agrees to repay the advance (if it is determined that he is not entitled to the indemnification) and one of three other conditions is satisfied: (1) he provides security for his agreement to repay; (2) the registrant is insured against loss by reason of lawful advances; (3) the Trustees who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is a reason to believe that the Trustee or officer will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to Trustees, officers, controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event  that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31.

BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.

Certain information pertaining to the business and other connections of CLS Investments, LLC, the adviser to CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund)and Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio and Shelter VI Portfolio is hereby incorporated herein by reference to the section of the Prospectus captioned “Management” and to the section of the Statement of Additional Information captioned “Investment Management and Other Services”.  The information required by this Item 31 with respect to each manager, officer or partner of CLS Investments, LLC is incorporated by reference to Form ADV filed by CLS Investments, LLC with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-57265).

Certain information pertaining to the business and other connections of Horizon Investments, LLC, the adviser to Horizon Active Asset Allocation Fund, Horizon Active Income Fund and Horizon Active Risk Assist Fund, is hereby incorporated herein by reference to the section of the Prospectus captioned “Management” and to the section of the Statement of Additional Information captioned “Investment Management and Other Services”.  The information required by this Item 31 with respect to each manager, officer or partner of Horizon Investments, LLC is incorporated by reference to Form ADV filed by Horizon Investments, LLC with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-57316).

ITEM 32.

PRINCIPAL UNDERWRITER.

(a)

Northern Lights Distributors, LLC (“NLD”), the principal underwriter to each series of the Registrant, also acts as principal underwriter for the following:

AmericaFirst Quantitative Funds, Arrow ETF Trust, Compass EMP Funds Trust, Copeland Trust,  Equinox Funds Trust, Forethought Variable Insurance Trust, GL Beyond Income Fund, Miller Investment Trust, Morgan Creek Series Trust, Mutual Fund Series Trust, Nile Capital Investment Trust, North Country Funds, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights Variable Trust, OCM Mutual Fund, The Multi-Strategy Growth & Income Fund, The Saratoga Advantage Trust, Texas Tomorrow Fund II (currently known as the Texas Tuition Promise Fund), Texas College Savings Plans, Total Income+ Real Estate Fund, Tributary Funds, Inc., Two Roads Shared Trust and Vertical Capital Income Fund.

 (b)

NLD is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.  The principal business address of NLD is 17605 Wright Street, Omaha, Nebraska 68130. NLD is an affiliate of Gemini Fund Services, LLC.  NLD is a wholly-owned subsidiary of NorthStar Financial Services Group, LLC.  To the best of Registrant’s knowledge, the following are the officers of NLD:

Name	Positions and Offices with Underwriter	Positions and Offices with the Trust
Brian Nielsen	Manager, Chief Executive Officer, Secretary	Secretary & Chief Legal Officer
Bill Wostoupal	President	None
Daniel Applegarth	Treasurer , FINOP	None
Mike Nielsen	Chief Compliance Officer, AML Compliance Officer	None

(c)

Not Applicable.

ITEM 33.

LOCATION OF ACCOUNTS AND RECORDS.

The following entities prepare, maintain and preserve the records required by Section 31 (a) of the 1940 Act for the Registrant.  These services are provided to the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the rules and regulations of the Securities and Exchange Commission under the 1940 Act and such records are the property of the entity required to maintain and preserve such records and will be surrendered promptly on request.

Fifth Third Bank (“Fifth Third”), located at 38 Fountain Square Plaza, Cincinnati, OH 45263 provides custodian services to CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio and Shelter VI Portfolio, pursuant to a Custody Agreement between Fifth Third and the Trust.

Bank of New York Mellon, located at One Wall Street, New York, NY 10286 provides custodian services to the Milestone Treasury Obligations Fund pursuant to a Custody Agreement between Bank of New York Mellon and the Trust.

Union Bank., located at 400 California Street, 6th Floor, San Francisco, CA  94104 provides custodian services to the Horizon Active Asset Allocation Fund, Horizon Active Risk Assist Fund and Horizon Active Income Fund pursuant to a Custody Agreement between Union Bank and the Trust.  Gemini Fund Services, LLC (“GFS”) provides services to all Funds and Portfolios in the Trust pursuant to a Fund Services Agreement from the following 2 locations:

•

17605 Wright Street, Suite 2, Omaha, Nebraska 68130

•

80 Arkay Drive, Suite 110, Hauppauge, New York 11788

GFS provides transfer agency, dividend disbursing and fund accounting services, which includes pricing for each of the Funds’ portfolio securities, maintaining records regarding securities and other assets in custody and in transfer, bank statements, canceled checks, financial books and records, and records of each shareholder’s account and all disbursement made to shareholders, from the Omaha, Nebraska location.  Administrative services, including the maintenance of all other required Fund and Portfolio records are provided from the Hauppauge, New York location.

Northern Lights Compliance Services, LLC (“NLCS”), a wholly-owned subsidiary of NorthStar Financial Services Group, LLC, located at 17605 Wright Street, Omaha, Nebraska 68130, provides CCO and compliance services to each Fund and Portfolio of the Trust.

Northern Lights Distributors, LLC, a wholly-owned subsidiary of NorthStar Financial Services Group, LLC, located at 17605 Wright Street, Omaha, Nebraska 68130, serves as principal underwriter for each Fund and Portfolio of the Trust and maintains all records required to be maintained pursuant to each Fund’s or Portfolio’s Distribution and Shareholder Services Plan, if applicable, adopted pursuant to Rule 12b-1 under the 1940 Act.

CLS Investments, LLC, located at 17605 Wright Street, Omaha, Nebraska 68130, pursuant to an Investment Advisory Agreement with the Trust, maintains all records required pursuant to such agreement with respect to the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund)and Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio and Shelter VI Portfolio.

Horizon Investments, LLC, located at 13024 Ballantyne Corporate Place, Suite 225, Charlotte, North Carolina 28277, pursuant to an Investment Advisory Agreement with the Trust, maintains all records required pursuant to such agreement with respect to the Horizon Active Asset Allocation Fund, Horizon Active Risk Assist Fund and Horizon Active Income Fund.

ITEM 34.

MANAGEMENT SERVICES.  Not applicable.

ITEM 35.

UNDERTAKINGS. None.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 96 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized in the City of Omaha, State of Nebraska on November 14, 2014.

..

ADVISORONE FUNDS

(Registrant)

By: /s/ Ryan Beach

Ryan Beach, President

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

By:

          **

Todd Clarke

Trustee

November 14, 2014

              **

-------------------------------

Eric Clarke

Trustee

November 14, 2014

*

--------------------------

Larry A. Carter

Trustee

November 14, 2014

               *

--------------------------

John W. Davidson

Trustee

November 14, 2014

               *

--------------------------

 Edward D. Foy

Trustee

November 14, 2014

*

--------------------------

 Gary Lanzen

Trustee

November 14, 2014

               ***

---------------------------

Brian Curley

Treasurer, Principal Financial Officer

November 14, 2014

/s/ Ryan Beach

Ryan Beach

Principal, Executive Officer

November 14, 2014

--------------------------

By: /s/ Brian Nielsen

Brian Nielsen

Attorney-in-Fact

November 14, 2014

* Pursuant to Powers of Attorney previously filed in Post-Effective Amendment No. 62 on March 15, 2012, which are incorporated herein by reference.

** Pursuant to Powers of Attorney previously filed in Post-Effective Amendment No. 68 on December 26, 2012, which are incorporated herein by reference.

*** Pursuant to Power of Attorney filed herewith.

Exhibit Index

Investment Advisory Agreement, dated April 9, 2014, as amended July 15, 2014 by and between CLS Investments, LLC (“CLS”) and the Trust on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund) ), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio

99.28. (d)(1)

Underwriting Agreement by and between Northern Lights Distributors, LLC and the Trust dated November 10, 2012, as amended November 3, 2014 on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio

99.28. (e)(1)

Custody Agreement dated September 1, 2010, as amended November 3, 2014, by and between Fifth Third Bank and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund) and CLS Shelter Fund (formerly Shelter Fund)

99.28. (g)(1)

Fund Services Agreement dated January 1, 2010, as amended November 3, 2014 by and between Gemini Fund Services, LLC and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund) CLS Shelter Fund (formerly Shelter Fund), Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income Portfolio and Shelter VI Portfolio

99.28. (h) (2)

Fee Waiver Agreement dated November 3, 2014 by and between CLS and the Trust, on behalf of CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio

99.28. (h)(5)

Consulting Agreement dated December 16, 2008, as amended November 3, 2014 by and between Northern Lights Compliance Services, LLC and the Trust, on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), Milestone Treasury Obligations Fund, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income Portfolio and Shelter VI Portfolio

99.28. (h)(6)

Amended and Restated Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 dated April 24, 2014 as amended November 3, 2014 with respect to Class C shares of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), Class A shares of the Horizon Active Asset Allocation Fund and Horizon Active Risk Assist Fund, Premium Class shares of the Milestone Treasury Obligations Fund, Portfolio shares of the Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio and Shelter VI Portfolio

99.28. (m)(3)

Shareholder Services Plan dated November 3, 2014 on behalf of the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund)

99.28. (m)(4)

Rule 18f-3 Plan for Multiple Classes of Shares dated April 24, 2014, as amended November 3, 2014	99.28. (n)(1)

Power of Attorney with respect to Officer, Brian Curley	99.28. (q)(2)